

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the six-month ended September 30, 2006

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of October 31, 2006 based on information available to JR-West as of the date October 31, 2006 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Consolidated Financial Statements: October 31, 2006

Adoption of U.S. GAAP: No

1. Results for the six months ended September 30, 2006

(1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted)

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	618,141	1.7	76,562	(3.1)	58,634	(3.5)
2005	607,986	1.1	79,018	9.9	60,765	17.2
Year ended March 31, 2006	1,240,098		135,218		102,181	

	Net income		Net income per share	Net income per share after dilution
	Millions of yen	%	Yen	Yen
2006	31,750	6.8	15,882.16	—
2005	29,728	(27.1)	14,870.86	—
Year ended March 31, 2006	46,525		23,281.96	—

Notes: 1. Gain/ (loss) on investment in equity method affiliates:

Six months ended September 30, 2006: ¥98 million

Six months ended September 30, 2005: ¥634 million

Year ended March 31, 2006: ¥1,214 million

2. Average number of shares outstanding during period:

Six months ended September 30, 2006: 1,999,115 shares

Six months ended September 30, 2005: 1,999,115 shares

Year ended March 31, 2006: 1,999,115 shares

3. Changes in accounting method: No

4. Percentages indicate increase/ (decrease) in operating revenues, operating income, recurring profit, and net income relative to the previous interim period.

(2) Financial position

At September 30 (Figures less than ¥1 million have been omitted)

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2006	2,355,375	617,275	25.0	294,434.40
2005	2,357,678	550,028	23.3	275,136.16
March 31, 2006	2,355,969	564,254	23.9	282,245.00

Note: Number of shares outstanding at period end (Consolidated basis):

September 30, 2006: 1,999,115 shares

September 30, 2005: 1,999,115 shares

March 31, 2006: 1,999,115 shares

(3) Cash flows

Six months ended September 30 (Figures less than ¥1 million have been omitted)

	Operating activities	Investing activities	Financing activities	Cash at end of the six months
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2006	78,551	(48,218)	(28,415)	57,350
2005	71,497	(36,077)	(22,233)	75,703
Year ended March 31, 2006	164,080	(101,765)	(69,397)	55,433

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 67

Unconsolidated subsidiaries: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

The number of consolidated companies added: 0

The number of consolidated companies removed: 2

The number of equity method affiliates added: 0

The number of equity method affiliates removed: 0

Forecasts for Fiscal Year ending March 31, 2007

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	1,255,400	95,400	51,300

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥25,668.34.

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

MANAGEMENT POLICIES

On April 25, 2005, a rapid train of the Company caused an extremely serious accident when it derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers.

We pray for all the victims of the accident and would like to express our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured passengers and hope they recover as soon as possible.

We further offer deep apologies to passengers, shareholders and local residents for the excessive strain and trouble that we have caused.

JR West has steadily implemented the Safety Enhancement Plan formulated in May 2005, and in accordance with the newly created Corporate Philosophy and Safety Charter has labored to establish a corporate culture of placing top priority on safety, made a concerted effort to provide a worry-free and reliable railroad service, and worked to regain the trust of customers and society.

1. Basic Management Policies

The JR-West Group will work to further develop a corporate culture which places a top priority on safety, concentrating on its core business of railway operations, and will redouble its efforts with regard to the principle of "safety first."

The JR-West Group, building on its core railway operations, is engaged in sales of goods and food services, real estate and other businesses aimed at providing services to railway passengers, efficient utilization of assets in the vicinity of railway stations, and other related business. In its business development, the Company seeks to leverage the collective power of the corporate Group, strengthening its business foundation through efficient utilization of assets and other measures, with the aim of realizing sustainable growth.

Amid a difficult operating environment, JR-West will continue to strive to improve its corporate value by accurately identifying market trends, making maximum use of its management resources and determined efforts to implement various measures in a strategic and timely manner, so as to provide a service with which passengers feel at ease and repeatedly choose to use. These efforts will be made in accordance with the newly formulated Corporate Philosophy and Safety Charter, and founded on the principle of safety as a priority.

2. Basic Policy Regarding Distribution of Earnings

JR-West's basic policy is to emphasize sustained, stable dividend payments while securing adequate internal capital reserves to maintain a solid and stable management foundation that will continue into the future.

Regarding the specific policy for dividends, as previously announced the Company plans to pay annual dividends of ¥6,000 per share through the fiscal year ending March 31, 2009. This policy has been formulated in accordance with shareholders' equity, the status of long-term debt, and other aspects of our capital structure, and on the premise that we can secure sustained and stable growth in operating revenues. Dividends for the subject interim period will be ¥3,000 per share.

3. Medium-Term Management Strategy and Targets

The JR-West Group revised its medium-term management targets for the fiscal year ending March 31, 2009, in October 2006. We set the goal of establishing a "corporate culture of placing top priority on safety" as a management target, and, based on our newly formulated Corporate Philosophy and Safety Charter, have designated as vital management issues such goals as providing a "response to the victims of the accident in all sincerity" and "promotion of measures to enhance safety," which we have made a full effort to achieve.

Management indices for the fiscal year ending March 31, 2009, were set as follows:

Consolidated return on assets (ROA) (operating income basis):	5.8%
Consolidated return on equity (ROE) (net income basis):	9.4%
Consolidated operating revenues:	¥1,275.0 billion
Transportation revenues:	¥767.5 billion

4. Management Issues

With the extremely serious accident it caused on April 25, 2005, when a train derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, the Company lost a considerable amount of the trust it had established among customers and society.

We maintain our commitment to helping those who have suffered as a result of the accident, and will continue to devote our full effort to respond sincerely to their needs and feelings.

We recognize that we must, as a Group, provide a beneficial service to society, and establish a solid foundation to ensure sustainable growth, built on providing a worry-free, high-quality, trusted transportation service.

Based on this fundamental understanding, we have ensured that the newly formulated Corporate Philosophy and Safety Charter has been distributed to and is observed by all employees, in a diligent effort to improve safety and recover trust.

In the railway business, as part of the steady implementation of the Safety Enhancement Plan, and recognizing that building a corporate culture of placing top priority on safety is the priority management issue, we will establish an accident material exhibition facility and take other actions as recommended by the Safety Consultative Committee. We have also concentrated efforts on initiatives to further improve safety, such as efforts to prevent labor accidents that include measures to prevent railway workers from being hit by trains, and installing wind speed monitors to warn of high winds. We have further worked to establish a "safety management system", based on the Railway Safety Management Manual that was formulated based on the amended Railway Business Law enacted in October 2006.

In terms of transport operations and marketing, faced with an extremely competitive business environment we worked to provide a safe and reliable transportation service. We also promoted use of the "Express Reservation" and other Internet-based train reservation systems, and continued our efforts to increase the number of holders of the J-WEST Card with which these services are used.

In sales of goods and food services and the real estate business, we continued to move ahead with our NexStation Plan to improve the quality of our station and other initiatives to enhance the appeal of train stations, developing stations and surrounding areas by opening new stores, and increasing floor space and renovating existing stores in Kanazawa and other stations. We are also making steady progress with efforts to renovate Osaka Station and the development plan for the New North Building, for which construction started in October 2006. We are further working to increase the value of ICOCA by expanding the network of

affiliated stores accepting electronic money, and continuing to actively form partnerships with other companies.

JR-West recognizes the importance of its role in and duty to society. Working together as a Group, and taking to heart the need for efforts to improve safety and quality, we will make every effort with regard to the implementation of corporate social responsibility (CSR), and take other measures to ensure proper conduct of all business activities, centered on our Compliance Committee and Risk Management Committee.

BUSINESS PERFORMANCE AND FINANCIAL POSITION

1. Business Performance

(1) Overview of the Interim Period

On April 25, 2005, the Company caused an extremely serious accident when one of its trains derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers. Immediately following the accident, JR-West exerted its full effort to the bereaved families and all those who were victims of the accident. One year later, we held a memorial ceremony, along with a briefing session to report on the progress of our Safety Enhancement Plan and other measures.

To help ensure that such an accident will never be repeated, we made a concerted effort to move forward with our initiatives, recognizing that the path to regaining trust is in steadily implementation of the structural and technical strategies outlined in the Safety Enhancement Plan submitted to the Minister of Land, Infrastructure and Transport on May 31, 2005. In particular, to establish a corporate culture of placing top priority on safety, which is the top priority issue for the Company, we worked to ensure that our new Corporate Philosophy, which expresses the ideal stance for the Company and the values that all employees should share, and our Safety Charter, which provides specific guidelines regarding safety for every employee, were distributed to and observed by all employees.

Through these initiatives we are devoting our full effort to progressively implementing the Safety Enhancement Plan in our mainstay transportation business, while in other Group operations we are making steady efforts with regard to business operations, including developing a variety of measures that draw on the unique characteristics of each business, and effectively utilizing their assets.

As a result, on a consolidated basis, operating revenues for the subject interim fiscal period rose 1.7% over the same period of the previous year to ¥618.1 billion, with operating income down 3.1% to ¥76.5 billion. Recurring profit fell 3.5% to ¥58.6 billion, though net income excluding corporate and other taxes rose 6.8% to ¥31.7 billion.

(2) Results by Business Segment

Transportation Operations

In railway operations, the Company concentrated on implementing the measures outlined in its Safety Enhancement Plan, working to establish a corporate culture of placing top priority on safety. Specific measures included efforts to foster a consciousness of prioritizing safety through regular convening of safety meetings to allow management and officers on the one hand and employees in the field on the other to directly exchange opinions. We also continued to analyze and examine the nature of the potential causes of accidents and matters for concern reported by employees in workplaces, as well as made a revision in June 2006 to the authorization process for safety-related capital expenditures.

In terms of facilities, the Company completed installation of the automatic train stop (ATS) systems that prevent trains from exceeding speed limits, on all curved portions of the track in March 2006, and began installing these at points and crossings. We also made efforts to improve the safety facilities at crossings, and to strengthen pillars supporting elevated tracks against earthquakes. Further, based on the recommendations of the Safety Consultative Committee, which is made up of third-party experts, we established a Safety Research Institute dedicated to research on safety and related matters, and took other necessary actions. These recommendations, along with our enactment and/or status of implementation with

regard to them were published in the Interim Report.

In transportation operations, JR-West worked to provide safe and stable transportation services that included analyzing the operating status of conventional lines under the revised timetable enacted in March 2006 in accordance with the Safety Enhancement Plan, and making adjustments as necessary. On the Sanyo Shinkansen line, the timetable revision in March 2006 added more *Nozomi* trains, providing direct service from Hakata and Hiroshima to Tokyo, which along with other measures resulted in a steady rise in passengers, prompting the Company to operate special trains, and make efforts to further enhance convenience.

Sales and marketing initiatives included proactive efforts to provide information on timetable revisions and sales campaigns, along with development of DISCOVER WEST, Japanese Beauty Hokuriku and other campaigns in cooperation with local municipalities, other JR companies and travel agents, in an effort to create demand for tourism. We also made efforts to make Shinkansen lines more convenient, through such initiatives as expansion of the Express Reservation system—which allows passengers to easily make or change Shinkansen reservations through a computer or mobile telephone—to all of the Tokaido and Sanyo Shinkansen lines, and introduction of the "Green Program," with which passengers are able to use points accumulated by using the Internet systems for green car (first class) seat reservations. We further conducted PR campaigns for the J-WEST Card with which these services are used, highlighting the privileges of membership and other advantages, as part of a proactive effort to increase the number of cardholders.

Customer service initiatives were designed to make railways more passenger-friendly, and included the addition of more Green Ticket Vending Machines (sophisticated ticket vending machines offering express tickets, commuter passes and other advanced functions), and installation of elevators, escalators and other barrier-free facilities. We also systematically installed automatic external defibrillator (AED) systems at major stations, and trained station staff and other personnel in their use.

In response to environmental issues, JR-West implemented an environmental management system compliant with ISO14001 standards at all Group companies, and continued to make other efforts to lower the environmental burden, including introducing energy-conserving rail cars, and promoting recycling of used materials.

In bus services, the Company began operating the Youth Mega Dream Bus, a super-jumbo bus running between Osaka and Tokyo, and making other efforts to maintain profitability in the face of increasing fierce competition for long-distance bus services.

As a result, operating revenues for Transportation Operations rose 0.9% over the same period of the previous year to ¥429.0 billion. Operating income, however, decreased 5.5% to ¥60.9 billion.

Sales of Goods and Food Services

JR-West expanded and improved the retail aspects of its stations, continuing to move forward with the NexStation Plan to improve the quality of stations formulated in the fiscal year ended March 31, 2002 to improve the appeal of its stations, opening a Daily Inn convenience store in Kobe Station, and an Estación Café outlet, a café and bakery, in Ishiyama Station. For the JR Kyoto Isetan department store we took steps to increase profitability, including a freshening up of the sales floors to reflect the change in the seasons, and further expanding our lineup of strong-selling products.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 2.9% over the same period of the previous year, to ¥120.9 billion, with operating income up 4.9% to ¥3.0 billion.

Real Estate Business

JR-West opened the Gare West shopping center beneath elevated tracks at the west end of Osaka Station, and pursued such development of stations and surrounding areas as the construction of condominium apartments on land formerly used for housing for Company employees. The plan for renovation of Osaka Station and the development of the New North Building is proceeding smoothly according to plan, with various preparations being made to begin construction of the new North Building.

As a result, operating revenues for the Real Estate segment rose 3.9% over the same period of the previous year, to ¥36.6 billion, and operating income increased 5.5%, to ¥10.4 billion.

Other Businesses

In travel agency operations, JR-West made aggressive efforts with regard to marketing, including promotion of coordinated group tour sales, and conduct of clearly targeted in-store marketing. In hotel operations, the Company promoted sales with renovation its banquet halls, various events held by banquet and culinary departments, and other initiatives.

As a result, operating revenues in the Other Businesses segment increased 7.5% from the same period of the previous year, to ¥122.4 billion, and operating income climbed 26.8%, to ¥1.6 billion.

(3) Outlook

While the operating environment will be challenging, JR-West will seek to enhance its corporate value by making maximum use of its management resources, while keeping fixedly in mind the basic principle of prioritizing safety.

Current forecasts for the fiscal year ending March 31, 2007, are as follows:

Operating revenues	¥1,255.4 billion
Operating income	¥128.3 billion
Recurring profit	¥95.4 billion
Net income	¥51.3 billion

2. Financial Position

(1) Cash Flows from Operating Activities

Cash provided by operating activities amounted to ¥78.5 billion, a rise of ¥7.0 billion from the same period of the previous fiscal year. The main factor affecting cash was an increase in income before income taxes adjustments.

(2) Cash Flows from Investing Activities

Cash used in investing activities amounted to ¥48.2 billion, a rise of ¥12.1 billion from the same period of the previous fiscal year. The main factor affecting cash was purchases of property, plant and equipment.

(3) Cash Flows from Financing Activities

Cash used in financing activities amounted to ¥28.4 billion, a rise of ¥6.1 billion from the same period of the previous fiscal year. The main factors affecting cash were repayment of long-term debt of ¥26.0 billion, and

payment of cash dividends.

As a result, cash and cash equivalents at end of the subject interim period rose ¥1.9 billion from the end of the previous fiscal year to ¥57.3 billion.

3. Cash Flow Indicators

	Years ended March 31				Six months ended September 30, 2006
	2003	2004	2005	2006	
Equity ratio (%)	18.1	19.9	22.2	23.9	25.0
Equity ratio, based on market value (%)	30.8	34.6	36.9	42.2	42.9
Number of years for amortization (years)	9.7	8.8	8.0	7.4	—
Interest coverage ratio	2.5	2.8	3.1	3.4	4.0

Notes:

Equity ratio:

From the subject interim fiscal period: (Net assets – minority interests) / total assets

The fiscal year ended March 31, 2006, and previous fiscal years: Shareholders' equity / total assets

Market-based rate of equity ratio: Total market capitalization/ total assets

Number of years of extinguishment of debt: Interest-bearing debt/ (operating income + interest and dividend income)

Interest coverage ratio: (Operating income + interest and dividend income)/ interest expense

Supplementary Information to Cash Flow Indicators

1. All of the figures in the table of cash flow indicators were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the fiscal year-end by the amount of outstanding stock at the fiscal year-end (excluding treasury stock).
3. Interest-bearing debt refers to long-term interest-bearing debt.
4. The number of years of extinguishment of debt was not calculated for the interim period.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2006	March 31, 2006	Change from the previous term	September 30, 2005
ASSETS				
Current assets:				
Cash	58,010	56,093	1,917	87,863
Notes and accounts receivable-trade	14,243	19,095	(4,852)	10,763
Railway fares receivable	21,541	15,432	6,108	15,211
Accounts receivable	38,374	47,328	(8,953)	34,376
Marketable securities	2	3	(1)	2
Inventories	29,753	17,939	11,813	27,019
Deferred tax assets	20,216	19,426	790	20,751
Other current assets	38,854	32,891	5,962	35,630
Less allowance for doubtful accounts	(391)	(351)	(40)	(333)
Total current assets	**220,604**	**207,859**	**12,745**	**231,284**
Fixed assets:				
Property, plant and equipment:	**1,934,913**	**1,950,880**	**(15,967)**	**1,945,152**
Buildings and structures	944,450	961,711	(17,261)	958,869
Machinery and transport equipment	248,731	250,498	(1,766)	238,634
Land	654,844	655,311	(467)	661,605
Construction in progress	63,630	59,442	4,188	63,579
Other property, plant and equipment	23,256	23,916	(660)	22,463
Intangible fixed assets	**21,316**	**22,292**	**(975)**	**20,368**
Investments and other assets:	**178,470**	**174,894**	**3,575**	**160,833**
Investments in securities	64,235	65,027	(791)	58,829
Deferred tax assets	92,554	88,022	4,531	81,171
Other investments and assets	22,402	22,552	(149)	21,771
Less allowance for doubtful accounts	(722)	(708)	(14)	(939)
Total fixed assets	**2,134,699**	**2,148,067**	**(13,367)**	**2,126,354**
Deferred assets	**71**	**42**	**28**	**39**
Total assets	**2,355,375**	**2,355,969**	**(593)**	**2,357,678**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2006	March 31, 2006	Change from the previous term	September 30, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Notes and accounts payable-trade	32,954	46,157	(13,203)	31,737
Short-term loans	18,349	14,445	3,903	20,336
Current portion of long-term debt	58,785	88,904	(30,118)	70,226
Current portion of long-term payables for acquisition of railway properties	36,087	36,139	(51)	38,555
Current portion of long-term accounts payable	31	31	—	—
Accounts payable	53,652	105,110	(51,458)	52,258
Accrued consumption tax	7,327	3,272	4,054	5,664
Accrued income tax	28,314	30,239	(1,925)	32,912
Railway deposits received	7,424	1,810	5,613	2,485
Deposits received	76,324	60,390	15,933	66,617
Prepaid railway fares received	34,639	30,503	4,135	34,386
Advances received	85,571	53,068	32,502	96,688
Allowance for bonuses	34,088	34,356	(268)	35,403
Allowance for compensation of completion of construction	47	44	3	38
Allowance for loss on restructuring of subsidiary	259	259	—	—
Other current liabilities	31,830	36,413	(4,582)	29,134
Total current liabilities	**505,688**	**541,148**	**(35,460)**	**516,445**
Fixed liabilities:				
Bonds	229,991	220,000	9,991	220,000
Long-term debt	221,033	215,663	5,369	242,513
Long-term payables for acquisition of railway properties	452,598	463,857	(11,259)	488,512
Long-term accounts payables	332	348	(15)	—
Deferred tax liabilities	96	76	19	36
Accrued retirement benefits	210,521	201,677	8,844	203,726
Allowance for antiseismic reinforcement measures	14,041	14,400	(358)	—
Allowance for environmental safety measures	7,543	7,543	—	7,543
Negative goodwill	239	262	(22)	272
Other long-term liabilities	96,013	98,968	(2,954)	102,506
Total long-term liabilities	**1,232,411**	**1,222,797**	**9,614**	**1,265,110**
Total liabilities	**1,738,100**	**1,763,945**	**(25,845)**	**1,781,556**
Minority interest	—	**27,769**	—	**26,093**
Shareholders' equity:				
Common stock	—	100,000	—	100,000
Capital surplus	—	55,000	—	55,000
Retained earnings	—	398,910	—	388,113
Net unrealized holding gain on securities	—	10,670	—	7,242
Treasury stock, at cost	—	(327)	—	(327)
Total shareholders' equity	—	**564,254**	—	**550,028**
Total liabilities, minority interest, and shareholders' equity	—	**2,355,969**	—	**2,357,678**

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2006	March 31, 2006	Change from the previous term	September 30, 2005
NET ASSETS				
Shareholders' equity:	**579,290**	—	—	—
Common stock	100,000	—	—	—
Capital surplus	55,000	—	—	—
Retained earnings	424,617	—	—	—
Treasury stock, at cost	(327)	—	—	—
Valuation and translation adjustments:	**9,317**	—	—	—
Net unrealized holding gain on securities	9,206	—	—	—
Deferred gains or losses on hedges	111	—	—	—
Minority interests	**28,667**	—	—	—
Total net assets	**617,275**	—	—	—
Total liabilities and net assets	**2,355,375**	—	—	—

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30		Change from the previous interim period	Year ended March 31, 2006
	2006	2005		
Operating revenues	**618,141**	**607,986**	**10,155**	**1,240,098**
Operating expenses:				
Transportation, other services and cost of sales	439,992	428,115	11,876	899,513
Selling, general and administrative expenses	101,587	100,852	734	205,367
	541,579	**528,967**	**12,611**	**1,104,880**
Operating income	**76,562**	**79,018**	**(2,456)**	**135,218**
Non-operating revenues:				
Interest and dividend income received	237	328	(90)	372
Equity in earnings of affiliates	98	634	(536)	1,214
Other	1,252	1,253	(1)	5,879
	1,588	**2,217**	**(628)**	**7,466**
Non-operating expenses:				
Interest expense	19,100	20,194	(1,094)	39,799
Other	416	276	140	704
	19,516	**20,470**	**(953)**	**40,503**
Recurring profit	**58,634**	**60,765**	**(2,131)**	**102,181**
Extraordinary profit:				
Gain on contributions received for construction	9,583	20,274	(10,690)	58,724
Other	1,099	2,437	(1,338)	19,870
	10,682	**22,712**	**(12,029)**	**78,594**
Extraordinary losses:				
Loss on deduction of contributions received for construction from acquisition costs of property, plant and equipment	9,451	20,218	(10,767)	58,328
Provision of allowance for antiseismic reinforcement measures	—	—	—	14,400
Provision of allowance for environmental safety measures	—	7,543	(7,543)	7,543
Other	4,735	5,526	(790)	20,608
	14,186	**33,288**	**(19,101)**	**100,880**
Income before income taxes and minority interests	**55,130**	**50,189**	**4,940**	**79,896**
Income taxes:				
Current	26,857	31,330	(4,472)	50,280
Deferred	(4,427)	(11,607)	7,180	(19,306)
Minority interests	949	737	211	2,396
Net income	**31,750**	**29,728**	**2,021**	**46,525**

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Figures less than ¥1 million have been omitted)

	Millions of yen									
	Shareholders' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2006	100,000	55,000	398,910	(327)	553,583	10,670	---	10,670	27,769	592,023
Change in six months ended September 30, 2006										
Dividends from surplus			(6,000)		(6,000)					(6,000)
Net income			31,750		31,750					31,750
Decrease due to the merger of consolidated subsidiaries			(43)		(43)					(43)
Net increase/decrease during the term under review except in shareholders' equity						(1,464)	111	(1,353)	898	(454)
Total			25,707		25,707	(1,464)	111	(1,353)	898	25,252
Balance at September 30, 2006	100,000	55,000	424,617	(327)	579,290	9,206	111	9,317	28,667	617,275

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Years ended March 31

(Figures less than ¥1 million have been omitted)

	Millions of yen	
	Years ended March 31, 2006	Six months ended September 30, 2005
Capital surplus at beginning of the period	**55,000**	**55,000**
Capital surplus at the end of the period	**55,000**	**55,000**
Retained earnings at beginning of the period	**365,303**	**365,303**
Increase in retained earnings:	**46,740**	**29,943**
Net income	46,525	29,728
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	215	215
Appropriations of retained earnings:	**13,134**	**7,134**
Cash dividends	13,000	7,000
Directors' bonuses	92	92
[Including corporate auditors' bonuses]	[6]	[6]
Increase in the number of consolidated subsidiaries	41	41
Retained earning s at the end of the period	**398,910**	**388,113**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30		Change from the previous interim period	Year ended March 31, 2006
	2006	2005		
I. Cash flows from operating activities				
Income before income taxes and minority interests	55,130	50,189	4,940	79,896
Depreciation and amortization	54,587	54,379	207	111,900
Loss on deduction of contributions received for construction from acquisition costs of property, plan and equipment	9,451	20,218	(10,767)	58,328
Loss on disposal of property, plan and equipment	2,555	1,751	804	13,368
Change in allowance for doubtful accounts	54	(505)	559	(717)
Change in allowance for retirement benefits	8,844	3,760	5,083	1,711
Change in allowance for accrued bonuses	(268)	(578)	310	(1,625)
Change in other reserves	(352)	7,532	(7,884)	22,212
Interest and dividends income	(237)	(328)	90	(372)
Interest expenses	19,100	20,194	(1,094)	39,799
Equity in earnings of affiliates	(98)	(634)	536	(1,214)
Gain on contributions received for construction	(9,583)	(20,274)	10,690	(58,724)
Change in notes and accounts receivable	9,632	14,515	(4,883)	(8,476)
Change in inventories	(11,813)	(11,238)	(574)	(2,159)
Change in notes and accounts payable	(151)	(22,549)	22,397	(12,877)
Change in accrued consumption tax	4,054	1,570	2,483	(821)
Other	(13,735)	(3,216)	(10,519)	9,955
Subtotal	127,169	114,786	12,383	250,184
Interest and dividends income received	198	323	(125)	373
Interest paid	(18,971)	(20,180)	1,208	(40,271)
Income taxes paid	(29,845)	(23,432)	(6,413)	(46,205)
Net cash provided by operating activities	**78,551**	**71,497**	**7,053**	**164,080**
II. Cash flows from investing activities				
Payments for time deposits with a maturity of more than three months	(320)	(11,820)	11,500	(12,160)
Proceeds for time deposits with a maturity of more than three months	320	320	—	12,160
Purchases of property, plant and equipment	(72,238)	(57,598)	(14,639)	(156,155)
Proceeds from sales of property, plant and equipment	556	1,605	(1,048)	4,172
Contributions received for constructions	26,071	23,275	2,796	42,899
Increase in investments in securities	(1,681)	(185)	(1,496)	(513)
Payments on long-term loans receivable	(593)	(174)	(419)	(282)
Collections of long-term loans receivable	31	10,267	(10,235)	10,396
Other	(365)	(1,767)	1,401	(2,282)
Net cash used in investing activities	**(48,218)**	**(36,077)**	**(12,140)**	**(101,765)**

(Continued to the next page)

	Millions of yen			
	Six months ended September 30		Change from the previous interim period	Year ended March 31, 2006
	2006	2005		
III. Cash flows from financing activities				
Change in short-term loans	1,329	1,760	(430)	2,863
Proceeds from long-term loans	25,000	—	25,000	12,300
Repayment of long-term loans	(49,749)	(10,511)	(39,237)	(30,983)
Proceeds from issuance of bonds	9,991	—	9,991	—
Repayment of long-term payables for acquisition of railway properties	(11,327)	(11,349)	22	(38,425)
Cash dividends paid to the Company's shareholders	(6,002)	(6,976)	973	(13,001)
Cash dividends paid to minority shareholders of consolidated subsidiaries	(112)	(112)	0	(112)
Other	2,454	4,955	(2,501)	(2,038)
Net cash used in financing activities	**(28,415)**	**(22,233)**	**(6,182)**	**(69,397)**
IV. Change in cash and cash equivalents, net	**1,917**	**13,186**	**(11,269)**	**(7,083)**
V. Cash and cash equivalents at beginning of the period	**55,433**	**62,241**	**(6,807)**	**62,241**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**—**	**275**	**(275)**	**275**
VII. Cash and cash equivalents at end of the period	**57,350**	**75,703**	**(18,352)**	**55,433**

SEGMENT INFORMATION

1. Information by business segment

Six months ended September 30, 2005

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	417,251	100,107	29,205	61,421	607,986	—	607,986
Intergroup operating revenues and transfers	8,020	17,423	6,104	52,535	84,083	(84,083)	—
Total sales	425,271	117,531	35,310	113,956	692,070	(84,083)	607,986
Operating expenses	360,752	114,591	25,414	112,638	613,397	(84,429)	528,967
Operating income	64,519	2,939	9,895	1,317	78,672	346	79,018

Six months ended September 30, 2006

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	420,835	102,487	30,310	64,508	618,141	—	618,141
Intergroup operating revenues and transfers	8,185	18,425	6,376	57,965	90,952	(90,952)	—
Total sales	429,021	120,912	36,686	122,473	709,094	(90,952)	618,141
Operating expenses	368,049	117,827	26,247	120,803	632,927	(91,348)	541,579
Operating income	60,972	3,085	10,438	1,670	76,166	395	76,562

Year ended March 31, 2006

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	834,537	203,942	62,884	138,734	1,240,098	—	1,240,098
Intergroup operating revenues and transfers	16,308	40,532	12,818	141,503	211,162	(211,162)	—
Total sales	850,846	244,474	75,702	280,238	1,451,261	(211,162)	1,240,098
Operating expenses	752,835	238,517	55,201	268,778	1,315,332	(210,452)	1,104,880
Operating income	98,010	5,957	20,501	11,459	135,928	(710)	135,218

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business

conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of goods, food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, rental of goods, construction, etc.

2. Information by location

As there were no overseas subsidiaries in the interim period of fiscal 2005 or 2006, this item was not included.

3. Overseas sales

As there were no overseas sales in the interim period of fiscal 2005 or 2006, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Non-Consolidated Financial Statements:

October 31, 2006

Interim dividends: Yes Date of payment of interim dividends: December 8, 2006 Unit stock system: No

1. Results for six months ended September 30, 2006

(1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted)

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	429,199	0.9	66,617	(4.6)	49,228	(4.7)
2005	425,227	0.2	69,846	9.5	51,665	16.5
Year ended March 31, 2006	851,280		108,978		75,989	

	Net income		Net income per share
	Millions of yen	%	Yen
2006	27,610	9.9	13,805.15
2005	25,129	(30.2)	12,564.81
Year ended March 31, 2006	35,140		17,570.30

Notes: 1. Average number of shares outstanding during period:

Six months ended September 30, 2006: 2,000,000 shares

Six months ended September 30, 2005: 2,000,000 shares

Year ended March 31, 2006: 2,000,000 shares

2. Changes in accounting method: No

3. Percentages indicate increase/ (decrease) in operating revenues, operating income, recurring profit, and net income relative to the previous interim period.

(2) Financial position

September 30 (Figures less than ¥1 million have been omitted)

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2006	2,107,627	522,472	24.8	261,236.46
2005	2,104,835	495,194	23.5	247,597.20
March 31, 2006	2,102,166	502,229	23.9	251,114.87

Note: Number of shares outstanding at period end:

Six months ended September 30, 2006: 2,000,000 shares

Six months ended September 30, 2005: 2,000,000 shares

Year ended March 31, 2006: 2,000,000 shares

There was no outstanding treasury stock at September 30, 2006 and 2005, and March 31, 2006

2. Forecasts for fiscal year ending March 31, 2007

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	861,000	71,000	41,000

(Reference) Non-consolidated net income per share for the fiscal year is forecast to be ¥20,500.00.

3. Cash dividends per share

		Interim dividends	Year-end dividends	Dividends for the fiscal years
		Yen	Yen	Yen
Year ended March 31, 2006		3,000.00	3,000.00	6,000.00
Year ending March 31, 2007	Actual	3,000.00	---	6,000.00
	Forecasts	---	3,000.00	

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2006	March 31, 2006	Change from the previous term	September 30, 2005
ASSETS				
Current assets:				
Cash	41,240	44,700	(3,459)	77,598
Railway fares receivable	25,242	16,923	8,318	16,863
Accounts receivable	9,218	21,414	(12,196)	6,746
Accrued income	2,036	4,070	(2,034)	2,287
Short-term loans	15,466	12,053	3,412	13,303
Materials and supplies	8,678	5,409	3,269	8,239
Prepaid expenses	3,596	1,729	1,866	3,523
Deferred tax assets	14,446	14,521	(75)	15,725
Other current assets	14,258	10,656	3,602	12,012
Less allowance for doubtful accounts	(85)	(64)	(21)	(188)
Total current assets	**134,100**	**131,417**	**2,682**	**156,111**
Fixed assets:				
Railway	1,521,468	1,539,246	(17,778)	1,525,470
Ferry	568	616	(47)	162
Other operations	53,461	53,869	(408)	54,485
Related business	74,081	74,415	(333)	74,950
Construction in progress	58,224	57,817	407	62,171
Investments and other assets:	**265,723**	**244,783**	**20,939**	**231,481**
Investments in securities	22,308	24,672	(2,363)	19,815
Stocks of subsidiaries	122,878	122,829	49	122,590
Long-term loans	33,451	14,964	18,487	13,495
Long-term accounts payables	4,561	4,611	(50)	4,255
Deferred tax assets	80,307	75,609	4,698	69,658
Other investments and assets	2,505	2,379	125	1,973
Less allowance for doubtful accounts	(289)	(282)	(7)	(306)
Total fixed assets	**1,973,527**	**1,970,748**	**2,778**	**1,948,723**
Total assets	**2,107,627**	**2,102,166**	**5,461**	**2,104,835**

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2006	March 31, 2006	Change from the previous term	September 30, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term loans	125,643	128,567	(2,923)	123,235
Current portion of long-term debt	43,775	41,471	2,304	21,476
Current portion of long-term payables for acquisition of railway properties	36,087	36,139	(51)	38,555
Current portion of long-term accounts payable	319	19,600	(19,281)	24,643
Accounts payable	57,673	122,473	(64,799)	57,043
Accrued expenses	18,653	19,058	(405)	18,441
Accrued consumption tax	5,873	1,381	4,492	4,301
Accrued income tax	23,468	23,207	261	27,722
Railway deposits received	7,800	2,334	5,465	3,055
Advances received	11,255	10,862	392	10,079
Prepaid railway fares received	34,568	30,455	4,113	34,308
Deposits received	82,149	50,752	31,396	93,553
Advance payments received	1,265	344	920	1,216
Allowance for bonuses	26,408	26,987	(579)	28,069
Other current liabilities	74	36	38	99
Total current liabilities	**475,016**	**513,672**	**(38,655)**	**485,800**
Fixed liabilities:				
Bonds	229,991	220,000	9,991	220,000
Long-term debt	195,682	177,474	18,208	202,157
Long-term payables for acquisition of railway properties	452,598	463,857	(11,259)	488,512
Long-term accounts payables	2,452	2,612	(159)	2,408
Accrued retirement benefits	192,181	182,969	9,211	185,171
Allowance for antiseismic reinforcement measures	14,041	14,400	(358)	—
Allowance for environmental safety measures	7,543	7,543	—	7,543
Other long-term liabilities	15,648	17,407	(1,758)	18,047
Total long-term liabilities	**1,110,138**	**1,086,264**	**23,874**	**1,123,840**
Total liabilities	**1,585,154**	**1,599,936**	**(14,781)**	**1,609,640**
Shareholders' equity:				
Common stock	—	**100,000**	—	**100,000**
Capital surplus:	—	**55,000**	—	**55,000**
Additional paid-in capital	—	55,000	—	55,000
Retained earnings:	—	**337,633**	—	**333,622**
Legal reserve	—	11,327	—	11,327
Voluntary reserves:	—	248,982	—	248,982
Reserve for advanced depreciation on fixed assets	—	8,982	—	8,982
Other reserves	—	240,000	—	240,000
Unappropriated retained earnings	—	77,323	—	73,312
Evaluation differences on other securities	—	**9,596**	—	**6,572**
Total shareholders' equity	—	**502,229**	—	**495,194**
Total liabilities and shareholders' equity	—	**2,102,166**	—	**2,104,835**

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2006	March 31, 2006	Change from the previous term	September 30, 2005
NET ASSETS				
Shareholders' equity:	**514,243**	—	—	—
Common stock	**100,000**	—	—	—
Capital surplus:	**55,000**	—	—	—
Additional paid-in capital	55,000	—	—	—
Retained earnings:	**359,243**	—	—	—
Legal reserve	11,327	—	—	—
Other retained earnings:	347,916	—	—	—
Reserve for advanced depreciation on fixed assets	12,176	—	—	—
Other reserve	260,000	—	—	—
Earned surplus carried forward	75,739			
Valuation and translation adjustments:	**8,229**	—	—	—
Valuation difference on available-for-sale securities	8,229	—	—	—
Total net assets	**522,472**	—	—	—
Total liabilities and net assets	**2,107,627**	—	—	—

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30		Change from the previous interim period	Year ended March31, 2006
	2006	2005		
Operating revenues:	**429,199**	**425,227**	**3,971**	**851,280**
Transportation	383,229	379,789	3,440	756,506
Transportation incidentals	11,099	11,234	(135)	22,561
Other operations	8,956	8,807	148	17,720
Miscellaneous	25,913	25,395	518	54,492
Operating expenses:	**362,581**	**355,380**	**6,935**	**742,302**
Personnel costs	137,198	139,551	(2,353)	276,194
Non personnel costs	148,487	138,468	10,018	320,081
Energy costs	17,463	17,203	259	34,861
Maintenance costs	60,583	56,690	3,892	140,793
Miscellaneous costs	70,440	64,574	5,865	144,426
Rental payments	12,470	12,472	(1)	24,722
Taxes	19,142	19,915	(773)	28,735
Depreciation	45,282	44,972	309	92,568
Operating income:	**66,617**	**69,846**	**(3,229)**	**108,978**
Non-operating revenues	1,166	1,160	6	5,218
Non-operating expenses	18,555	19,342	(786)	38,207
Recurring profit:	**49,228**	**51,665**	**(2,436)**	**75,989**
Extraordinary profit	10,020	21,438	(11,417)	76,703
Extraordinary loss	13,058	32,133	(19,074)	95,635
Income before income taxes and minority interests	**46,190**	**40,969**	**5,220**	**57,057**
Income taxes:				
Current	22,262	26,429	(4,167)	39,327
Deferred	(3,685)	(10,589)	6,903	(17,410)
Net income	**27,613**	**25,129**	**2,483**	**35,140**
Retained earnings carried forward from the previous period	—	48,182	—	48,182
Interim dividends	—	—	—	6,000
Unappropriated retained earnings	—	**73,312**	—	**77,323**

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Figures less than ¥1 million have been omitted)

	Millions of yen									
	Shareholders' equity								Valuation and translation adjustments	Total net assets
	Common stock	Capital surplus	Retained earnings					Total	Net unrealized holding gain on securities	
		Additional paid-in capital	Legal reserve	Other retained earnings			Total			
				Reserve for advanced depreciation on fixed assets	Other reserve	Earned surplus carried forward				
Balance at March 31, 2006	100,000	55,000	11,327	8,982	240,000	77,323	337,633	492,633	9,596	502,229
Change in six months ended September 30, 2006										
Dividends from surplus						(6,000)	(6,000)	(6,000)		(6,000)
Net income						27,610	27,610	27,610		27,610
Reserve for advanced depreciation on fixed assets				4,185		(4,185)				
Reserve for advanced depreciation on fixed assets				(911)		991				
Other reserve					20,000	(20,000)				
Net increase/decrease during the term under review except in shareholders' equity									(1,367)	(1,367)
Total				3,193	20,000	(1,583)	21,610	21,610	(1,367)	20,243
Balance at September 30, 2006	100,000	55,000	11,327	12,176	260,000	75,739	359,243	514,243	8,229	522,472

SUPPLEMENTAL FINANCIAL DATA

Forecasts for year ending March 31, 2007 (Consolidated Basis)

	Forecast for 2007		Year ended March 31, 2006	Change	
	Billions of yen		Billions of yen	Billions of yen	%
Operating revenues	[1,245.0]	1,255.4	1,240.0	15.3	1.2
Operating expenses		1,127.1	1,104.8	22.2	2.0
Operating income	[124.3]	128.3	135.2	(6.9)	(5.1)
Non-operating income/ expenses		(32.9)	(33.0)	0.1	(0.4)
Recurring profit	[92.0]	95.4	102.1	(6.7)	(6.6)
Extraordinary gain/ loss		(40)	(22.2)	18.2	
Income before income taxes		91.4	79.8	11.5	14.4
Net income	[48.6]	51.3	46.5	4.7	10.3

Note: Figures in brackets are forecasts announced on July 31, 2006.

Earnings forecasts for year ending March 31, 2007 by segment (Consolidated Basis)

		Forecast for 2007	Year ended March 31, 2006	Change	
		Billions of yen	Billions of yen	Billions of yen	%
Transportation	Operating revenues	859.9	850.8	9.0	1.1
	Operating income	90.9	98.0	(7.1)	(7.3)
Sales of goods and food services	Operating revenues	247.8	244.4	3.3	1.4
	Operating income	5.0	5.9	(0.9)	(16.1)
Real estate	Operating revenues	75.8	75.7	0	0.1
	Operating income	20.6	20.5	0	0.5
Others	Operating revenues	293.6	280.2	13.3	4.8
	Operating income	12.5	11.4	1.0	9.1

Passenger-Kilometers and Transportation Revenues

	Millions of Passenger-Kilometers				Billions of yen			
	Passenger-Kilometers				Transportation Revenues			
	Six months ended September 30		Change		Six months ended September 30		Change	
	2006	2005	Amount	%	2006	2005	Amount	%
Sanyo Shinkansen								
Commuter Passes	331	324	6	2.2	4.1	4.0	0	2.0
Non-Commuter Passes	7,224	7,135	88	1.2	160.6	158.8	1.7	1.1
Total	7,555	7,459	95	1.3	164.7	162.9	1.8	1.1
Conventional Lines								
Commuter Passes	11,862	11,688	174	1.5	72.5	71.3	1.2	1.7
Non-Commuter Passes	7,607	7,554	53	0.7	145.6	145.2	0.3	0.3
Total	19,470	19,242	227	1.2	218.2	216.6	1.6	0.8
Kyoto-Osaka-Kobe Area								
Commuter Passes	9,554	9,347	207	2.2	58.5	57.2	1.3	2.3
Non-Commuter Passes	5,042	4,940	102	2.1	93.1	91.8	1.2	1.3
Total	14,596	14,287	309	2.2	151.6	149.1	2.5	1.7
Other Lines								
Commuter Passes	2,308	2,341	(32)	(1.4)	14.0	14.1	(0)	(0.5)
Non-Commuter Passes	2,565	2,614	(49)	(1.9)	52.5	53.3	(0.8)	(1.5)
Total	4,873	4,955	(82)	(1.7)	66.6	67.4	(0.8)	(1.3)
Total								
Commuter Passes	12,194	12,013	181	1.5	76.7	75.3	1.3	1.7
Non-Commuter Passes	14,831	14,689	142	1.0	306.3	304.1	2.1	0.7
Total	27,026	26,702	323	1.2	383.0	379.5	3.4	0.9

Forecasts for year ending March 31, 2007 (Non-Consolidated Basis)

	Forecast for 2007		Year ended March 31, 2006	Change	
	Billions of yen		Billions of yen	Billions of yen	%
Operating revenues	[856.0]	861.0	851.2	9.7	1.1
Transportation		763.0	756.5	6.4	0.9
Other businesses		98.0	94.7	3.2	3.4
Operating expenses		758.0	742.3	15.6	2.1
Operating income	[100.5]	103.0	108.9	(5.9)	(5.5)
Non-operating income/ expenses		(32.0)	(32.9)	0.9	(3.0)
Recurring profit	[69.0]	71.0	75.9	(4.9)	(6.6)
Extraordinary gain/ loss		(2.0)	(18.9)	16.9	
Income before income taxes		69.0	57.0	11.9	20.9
Net income	[39.0]	41.0	35.1	5.8	16.7

Note: Figures in brackets are forecasts announced on July 31, 2006.

Other Detailed Data

Six months ended September 30 (People, Billions of yen, %)

	2006		2005	
	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis
Employees at the end of period [Includes staff seconded to other companies]	43,945 —	26,038 [29,667]	43,765 —	26,381 [30,409]
Retirement payment costs	30.8	28.6	29.5	27.1
Number of employees entitled to retirement payment	1,486	849	1,586	891
Maintenance costs	—	60.5	—	56.6
Depreciation and amortization	54.5	45.2	54.3	44.9
Financial expenses, net:	(18.8)	(17.7)	(19.8)	(18.7)
Interest and dividend income	0.2	0.5	0.3	0.4
Interest expenses	(19.1)	(18.3)	(20.1)	(19.2)
Capital expenditures:	50.3	39.0	40.8	32.7
Own funds	42.2	30.9	33.2	25.1
Long-term debt and payables	998.8	960.9	1,059.8	997.7

Notes: 1. Figures less than ¥1 billion have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

			Year ended March 31, 2006	**Forecast for year ending March 31, 2007**
ROA	(Consolidated)	%	5.7%	5.4%
ROE	(Consolidated)	%	8.5%	8.8%
Operating revenue	(Consolidated)	Billions of yen	1,240.0	1,255.4
Transportation revenue	(Non-Consolidated)	Billions of yen	756.5	763.0
Capital expenditures (Own funds)	(Non-Consolidated)	Billions of yen	106.3	130.0
Long-term debt and payables	(Consolidated)	Billions of yen	1,024.9	990.0
Long-term debt and payables	(Non-Consolidated)	Billions of yen	961.1	955.0

(Translation)

Revision of JR-West Group's Medium-Term Management Targets

October 31, 2006
West Japan Railway Company

In March 2005, West Japan Railway Company (the "Company") formulated and publicized a medium-term management targets entitled "CHALLENGE 2008 – TOGETHER WITH OUR CUSTOMERS –" (the "Targets") for the period through the fiscal year ending March 31, 2009. However, on April 25, 2005, the Company caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line. In consideration of the accident, the Company has formulated a "Safety Enhancement Plan" and has exerted its company-wide efforts to implement the plan steadily. Thus, the Company intends to revise the Targets, as described below:

Management Target: Build a "Corporate Culture of Placing Top Priority on Safety"

We will build a "corporate culture of placing top priority on safety" by making all employees fully understand and put into practice the "Corporate Philosophy" and the "Safety Charter" and implementing the "Safety Enhancement Plan" steadily, and restore the confidence of our customers and other stakeholders, thereby realizing sustainable growth as a corporate group.

New "Corporate Philosophy" and "Safety Charter"

We will exert our company-wide efforts to ensure the "Corporate Philosophy", which shows the cause and the value to pursue as a corporate entity, and the "Safety Charter", a practical action guideline for safety, to be fully understood and put into practice by all employees.

JR West Corporate Philosophy

1. We, being conscious of our responsibility for protecting the truly precious lives of our customers, and incessantly acting on the basis of safety first, will build a railway that assures our customers of its safety and reliability.
2. We, with a central focus on railway business, will fulfill the expectations of our customers, shareholders, employees and their families by supporting the lifestyles of our customers, and achieving sustainable growth into the future.
3. We, valuing interaction with customers, and considering our business from our customers' perspective, will provide comfortable services that satisfy our customers.
4. We, together with our Group companies, will consistently improve our service quality by enhancing technology and expertise through daily efforts and practices.
5. We, deepening mutual understanding, and respecting each individual, will strive to create a company at which employees find job satisfaction and in which they take pride.
6. We, acting in a sincere and fair manner in compliance with the spirit of legal imperatives, and working to enhance corporate ethics, will seek to be a company trusted by communities and society.

Safety Charter

We, ever mindful of the railway accident that occurred on April 25, 2005, conscious of our responsibility for protecting the truly precious lives of our customers, and based on the conviction that ensuring safety is our foremost mission, establish this Safety Charter.

1. Safety is ensured primarily through understanding and complying with rules and regulations, a strict execution of each individual's duty, and improvements in technology and expertise, and built up through ceaseless efforts.
2. The most important actions for ensuring safety are to execute basic motions, to rigorously enforce safety checks, and to implement flawless communication.
3. To ensure safety, we must make a concerted effort, irrespective of our organizational affiliation, rank or assignment.
4. When uncertain about a decision, we must choose the most assuredly safe action.
5. Should an accident occur, our top priorities are to prevent concomitant accidents, and to aid passengers.

Important Management Challenges

Response to the Victims of the Accident in All Sincerity

- We have given one of the highest priorities to our response to the victims of the railway accident on the Fukuchiyama Line. We, on the initiative of our Supporting Headquarters for the Victims of the Derailment Accident on the Fukuchiyama Line, will continue to exert our company-wide efforts to respond to any victims by listening to their opinions and requests in all sincerity. We will also convey the bitter anguish and grief of the victims to all employees and make each of them fully aware of the misery brought by the accident.

Promotion of Measures to Enhance Safety

○ Implement the "Safety Enhancement Plan" Steadily

- By implementing the "Safety Enhancement Plan" steadily, we will exert our all-out efforts to provide reliable and trustworthy railway services and assure greater safety within the JR West Group, which engages in railway services as its core business, whereby building up a basis for sustainable growth in the future.

- To be specific, by enhancing awareness of the "Safety Charter" and holding safety meetings to allow top management and officers on the one hand and employees in the field on the other to directly exchange opinions, we will endeavor to prevent the accident from fading from our memories and make all employees more safety-conscious.

  In addition, we will intensively and steadily implement measures in our software infrastructures, including the establishment and improvement of the symptom control activities utilizing "accident origins" and "worrisome events" and more effective education of employees on safety, as well as measures in our hardware infrastructures, including the installation of ATS-SWs (with speed checking functions) and ATS-Ps, quake-resistant reinforcement construction of elevated tracks and other quake-resistant and disaster-preventive measures, measures to enhance crossing security and replacement of aged facilities.

- Furthermore, we will promote various measures to prevent the recurrence or

occurrence of a grave accident, including the establishment of schemes for safety audits and safety evaluation and the continued improvement thereof through actually implementing the same, the utilization of the fruits of work of our Safety Research Institute established in June 2006 and adequate responses to recommendations of the Aircraft and Railway Accidents Investigation Commission of the Ministry of Land, Infrastructure and Transport and proposals of our "Safety Consultative Committee", and also focus more efforts on preventing labor accidents, including measures to prevent railway workers from being hit by trains.

- To promote these measures, we, based on the notion that "great importance should be placed on people in the field" and that "the group companies should work in a body," will endeavor to secure human resources and enhance technology and expertise and pour our management resources preferentially and intensively to required capital expenditure, etc. during the period.

○ Establish a "Safety Management System"

- To engage in enhancing safety continuously, we, in accordance with the Railway Business Law amended recently, instituted "Railway Safety Management Manual", which are intended to establish a "safety management system" relating to the basic policy on business operations, control systems and methods of implementation thereof to secure safe transportation, in October 2006.

  Based on the "Railway Safety Management Manual", we will continue our efforts to enhance safety to build a "corporate culture of placing top priority on safety".

  In so doing, we aim to cause "no accident to produce casualties among our customers". Also, we will exert ceaseless effort to cause "no serious labor accident to our employees".

Promotion of Reforms

- To restore the confidence of our customers and the society eroded by the accident and build up a basis for sustainable growth in the future, we will share a sense of current crisis, and promote reforms of our business operations in general, including job structures, operational processes, and schemes and systems in which employees find job satisfaction and take prides.

Provision of Quality Services and Products Preferred by Customers

<Railway Business>

- In March 2006, we revised the timetables of our conventional railway lines, specifically in the Urban Network (transportation services linking the entire Kyoto-Osaka-Kobe metropolitan area), which have revised stoppage time and set a margin of time according to the actual status of use by passengers. We will also continue our efforts to improve the qualities of our transportation services in general, including ground facilities and rolling stock, raise the level of front-desk services of our employees, implement measures based on "customer opinions", strengthen our IT and IC technology, including the services of "Express Reservations" of the Shinkansen Line starting in July 2006, and implement other measures rapidly, placing top priority on safety, from the perspective of our customers and precisely in response to customer needs.

- In March 2006, we revised the timetables of the Shinkansen Line. We will continue our efforts to further improve our Shinkansen transportation system, including the introduction of N700 Series rolling stock, and make preparations for the opening of the Osaka Outer Loop Line and the Kyushu Shinkansen Line between Hakata and Shin-Yatsushiro, whereby implementing various projects relating to our railway business properly.

< Non-Railway Businesses>

- We will devote more efforts to our current "NexStation Plan" to improve the quality of our station, and endeavor to increase the values of our ICOCA and J-WEST cards, whereby developing businesses to support the lifestyles of our customers aggressively, centering on the railway business.

- We will steadily promote the Osaka station renovation and new North Building development project, expected to be completed in the spring of 2011, and continue our efforts to build up a basis for sustainable growth of the whole JR West Group.

Enhancement and Preservation of Technology, and Expertise and Promotion of Technological Development

- With the understanding that business operations based on capable and reliable technology and expertise will form the basis for business management, including

safety, we, united with the whole group companies, will enhance and preserve technology and expertise.

- In developing technologies, we will further strengthen cooperation with other companies and third-party research organizations, aiming at reforming railway technology through introduction of state-of-art technology and general-purpose technology to the railway system, based on solid technology platform.

Performance of Corporate Social Responsibilities (CSR)

- With the belief that we can perform our corporate social responsibilities only through pursuing the cause declared in our new "Corporate Philosophy", we, all officers and employees, will exert our strenuous efforts for fulfillment of this purpose, focused on establishing ourselves as a reliable and trustworthy railway company.

- To respond to the expectations of our stakeholders, including customers, shareholders, communities and societies, we will strengthen our functions of monitoring and supervising management based on the newly established system of corporate governance, assure strict compliance in the whole business operations and improve our crisis management system to implement our internal control system effectively, and simultaneously promote timely and adequate information disclosure and environment-protection efforts, whereby performing our corporate social responsibilities in earnest.

(Prospect of management indices)

As a result of our efforts as discussed above, the management indexes for the fiscal year ending March 31, 2009 as projected in the Targets are expected to be as follows:

Consolidated ROA (return on asset)	5.8%	(6.4%)
Consolidated ROE (return on equity)	9.4%	(10.0%)
Consolidated operating revenues	¥ 1,275 billion	(¥1,250 billion)
Transportation revenues	¥ 767.5 billion	(¥756.5 billion)

The figures in the parentheses show those prior to the revision.

Total capital expenditure on a consolidated basis for the fiscal year ended March 31, 2005 to the fiscal year ending March 31, 2009:	¥ 750.0 billion	(¥660.0 billion)
Total capital expenditure on a non-consolidated basis for the fiscal year ended March 31, 2005 to the fiscal year ending March 31, 2009:	¥ 620.0 billion	(¥540.0 billion)
<Safety-related capital expenditure:	¥ 360.0 billion>	(¥280.0 billion)

The figures in the parentheses show those prior to the revision.

Please take notice that these forward-looking statements of operating results in the future are made as of October 31, 2006 and may differ materially from the actual results.